SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4/A
                               (Amendment No. 1)

                          ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

                             THE MORGAN GROUP, INC.
                                (NAME OF ISSUER)

                             THE MORGAN GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


 CLASS A COMMON STOCK, $0.15 PAR VALUE                 617358 10 6
    (TITLE OF CLASS OF SECURITIES)              (CUSIP NUMBER OF CLASS OF
                                                       SECURITIES)

                   DENNIS R. DUERKSEN, CHIEF FINANCIAL OFFICER
                             THE MORGAN GROUP, INC.
                              2746 OLD U.S. 20 WEST
                           ELKHART, INDIANA 46514-1168
                                 (219) 295-2000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

                                    Copy to:

                                ERIC R. MOY, ESQ.
                               BARNES & THORNBURG
                            11 SOUTH MERIDIAN STREET
                           INDIANAPOLIS, INDIANA 46204
                                 (317) 236-1313

                                February 22, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                   AMOUNT OF FILING FEE

          $1,000,000                           $200.00 [1/50 X 1%]

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 100,000 shares at the maximum tender offer price per share of $10.00.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  N/A                         Filing Party:  N/A
Form or Registration No.:  N/A                       Date Filed:  N/A

         This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") filed February 22, 1999 relating to the tender offer by The Morgan Group, Inc., a Delaware corporation (the "Company"), to purchase up to 100,000 shares of its Class A common stock, $.015 par value per share (the "Shares") at prices, net to the seller in cash, not greater than $10.00 nor less than $8.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement.

ITEM 8. ADDITIONAL INFORMATION.

         (e) The information set forth in Section 7 -- "Certain Conditions of the Offer" of the Offer to Purchase is amended and restated in its entirety as follows:

6.  CERTAIN CONDITIONS OF THE OFFER.

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after February 22, 1999 and prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

         (a) there shall have been threatened, instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic, foreign or supranational, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (i) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of Shares pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer or (ii) could, in the reasonable judgment of the Company, materially affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

         (b) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic, foreign or supranational, which, in the reasonable judgment of the Company, would or might directly or indirectly result in any of the consequences referred to in clause (i) or (ii) of paragraph (a) above; or

         (c) there shall have occurred (i) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (iii) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;
                  (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the reasonable judgment of the Company might materially affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have in the reasonable judgment of the Company a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares or on the proposed financing of the Offer; (vi) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10% measured from the close of business on February 19, 1999; or

         (d) any change shall occur or be threatened in the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which in the reasonable judgment of the Company is or may be material to the Company and its subsidiaries taken as a whole; or

         (e) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or the Company shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the Commission on February 19, 1999) or (ii) any such person or group that on or prior to February 19, 1999 had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional Shares representing 2% or more of the outstanding Shares; or

         (f) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire the Company or any of its Shares.

The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if the Company waives any of the foregoing conditions, it may be required to extend the Expiration Date of the Offer. Any determination by the Company concerning the events described above and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

                                             THE MORGAN GROUP, INC.

                                             By: /s/ Dennis R. Duerksen
                                                 ------------------------------
                                                 DENNIS R. DUERKSEN
                                                 Chief Financial Officer

Dated:  March 8, 1999